United States securities and exchange commission logo





                              January 4, 2024

       Paul Cash
       General Counsel and Corporate Secretary
       Wyndham Hotels & Resorts, Inc.
       22 Sylvan Way
       Parsippany, New Jersey 07054

                                                        Re: Wyndham Hotels &
Resorts, Inc.
                                                            Schedule 14D-9
filed December 18, 2023
                                                            File No. 005-90832

       Dear Paul Cash:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in the Schedule
14D-9.

       Schedule 14D-9 filed on December 18, 2023

       Background of the Offer, page 11

   1.                                                   We understand that
representatives of Wyndham and Choice may have engaged in
                                                        discussions relating to
a potential transaction between December 12, 2023 and December
                                                        17, 2023. We note that
these discussions are not described in the Schedule 14D-9 and that the latest contact
between Wyndham and Choice included is Choice's December 13, 2023 letter, as disclosed on
page 26. Please revise to disclose all negotiations relating to the
                                                        Offer as of the filing
date of your amendment.
       Reasons for Recommendation, page 26

   2. We note your statement that "The Wyndham Board believes that Wyndham can deliver long-term stockholder
value in excess of the risk-adjusted value reflected in the Offer."
                                                        Please describe in more
detail the basis of your belief that Wyndham   s standalone growth
                                                        prospects are superior
relative to the Offer. This discussion should include an explanation
 Paul Cash
FirstName  LastNamePaul Cash
Wyndham Hotels   & Resorts, Inc.
Comapany
January    NameWyndham Hotels & Resorts, Inc.
        4, 2024
January
Page 2 4, 2024 Page 2
FirstName LastName
         of how the Offer value considered in this comparison was adjusted for risk and the assumptions on which these adjustments were based.
3. In your response letter, with a view to additional disclosure, explain your statement on page 28 that even if the Offer closes, "the Additional Consideration will never be payable because Choice's Offer states that it only begins accruing on the one-year anniversary of the Minimum Tender Condition being satisfied, something that can only happen when the
         Offer ACTUALLY closes." For example, explain how you are defining "satisfied" for these purposes.
4.       The disclosure on page 29 indicates that Wyndham   s comparable
adjusted EBITDA grew
         9% during the first half of 2023. We refer to the calculation of comparable adjusted
         EBITDA for the six months ended June 30, 2023 in Annex D and the adjustment made to
         add back the quarterly timing variances from Wyndham   s marketing
funds. Please tell us
         how you determined that this adjustment is appropriate, including your consideration of
         Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
The Wyndham Board has Received Inadequacy Opinions from each of Deutsche Bank and PJT
Partners, page 33

5. Revise the disclosure here to prominently disclose that both financial advisors assumed in rendering their opinions, at the Wyndham Board's direction, that no Additional
         Consideration would be paid in the Offer. Provide the same revised disclosure throughout the Schedule 14D-9 where you reference the inadequacy opinions. Purposes of the Transaction and Plans or Proposals , page 37

6. Refer to the disclosure in the first and second paragraphs here, including your disclaimer about your intent not to disclose any negotiations in response to the Offer. While you qualify your disclaimer with the phrase "except as required by law," Wyndham shareholders are unlikely to understand your intent or obligation to update them about any such negotiations. Please revise to clarify that Wyndham will amend the Schedule 14D-
         9 to promptly disclose the existence of any ongoing negotiations covered under Item
         1006(d) of Regulation M-A, whether or not an agreement has been reached or terms of an alternate transaction set. See Instruction to Item 1006(d). In this regard, and regardless of your disclosure about Wyndham's prior practices (in the first paragraph of this section), your current disclosure in paragraph two of this section affirmatively represents that you are not engaged in any negotiations required to be disclosed by Item 1006(d).
Cautionary Statement on Forward-Looking Statements, page 44

7. We note the reference to the Private Securities Litigation Reform Act of 1995. Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See
         Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise accordingly.
 Paul Cash
Wyndham Hotels & Resorts, Inc.
January 4, 2024
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at
202-551-4568.



FirstName LastNamePaul Cash                                 Sincerely,
Comapany NameWyndham Hotels & Resorts, Inc.
                                                            Division of
Corporation Finance
January 4, 2024 Page 3                                      Office of Mergers &
Acquisitions
FirstName LastName